

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Oren Shuster
Chief Executive Officer
IM Cannabis Corp.
3606-833 Seymour Street
Vancouver, BC, V6B 0G4, Canada

      Re: IM Cannabis Corp.
            Registration Statement on Form F-3
            Filed August 13, 2025
            File No. 333-289571

Dear Oren Shuster:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Oded Har-Even, Esq.